Filed by Manulife Financial Corporation pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

Subject Company: John Hancock Financial Services, Inc.
Registration No.: 333-110281

Forward-Looking Statements

The statements, analyses, and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of Manulife Financial Corporation’s and John Hancock Financial Services, Inc.’s operations and financial results, the markets for Manulife’s and John Hancock’s products, the future development of Manulife’s and John Hancock’s business, and the contingencies and uncertainties to which Manulife and John Hancock may be subject, as well as other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions, are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management’s current expectations and beliefs concerning future events and their potential effects on the company.

Future events and their effects on Manulife and John Hancock may not be those anticipated by management. Actual results may differ materially from the results anticipated in these forward-looking statements. For a discussion of factors that could cause or contribute to such material differences, investors are directed to the risks and uncertainties discussed in Manulife’s most recent Annual Report on Form 40-F for the year ended December 31, 2002, John Hancock’s most recent Annual Report on Form 10-K for the year ended December 31, 2002 and John Hancock’s quarterly reports on Form 10-Q and other documents filed by Manulife and John Hancock with the Securities and Exchange Commission (“SEC”). These risks and uncertainties include, without limitation, the following: changes in general economic conditions; the performance of financial markets and interest rates; customer responsiveness to existing and new products and distribution channels; competitive and business factors; new tax or other government regulation; losses relating to our investment portfolio; volatility in net income due to regulatory changes in accounting rules, including changes to United States generally accepted accounting principles, Canadian generally accepted accounting principles and statutory accounting; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of John Hancock’s and Manulife’s customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of John Hancock and Manulife; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations.

Neither Manulife nor John Hancock undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

Important Legal Information

This communication is being made in respect of the proposed merger involving John Hancock and Manulife. In connection with the proposed merger, Manulife filed a registration statement on Form F-4 on November 6, 2003, which was subsequently amended on December 23, 2003 and January 5, 2004, containing the definitive proxy statement/prospectus for the stockholders of John Hancock, and Manulife and John Hancock will each be filing other documents regarding the proposed transaction, with the SEC.

 2

Before making any voting or investment decision, John Hancock’s stockholders and investors are urged to read the definitive proxy statement/prospectus on file with the SEC as well as any other relevant documents carefully in their entirety because they will contain important information about the proposed transaction. The definitive proxy statement/prospectus on file with the SEC, as well as other relevant material (when they become available) and any other documents filed by Manulife or John Hancock with the SEC, will be available free of charge at the SEC’s Web site, www.sec.gov. Stockholders and investors in John Hancock or Manulife will also be able to obtain the definitive proxy statement/prospectus and other documents free of charge by directing their requests to John Hancock Shareholder Services, c/o EquiServe, L.P., P.O. Box 43015, Providence, RI 02940-3015, (800-333-9231) or to Manulife Investor Relations, 200 Bloor Street East, NT-7, Toronto, Ontario, M4W 1E5, Canada, (800-795-9767).

Manulife, John Hancock and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding John Hancock’s directors and executive officers is available in John Hancock’s proxy statement for its 2003 annual meeting of stockholders, which was filed with the SEC on March 20, 2003, and information regarding Manulife’s directors and executive officers is available in Manulife’s annual report on Form 40-F for the year ended December 31, 2002, its notice of annual meeting and proxy circular for its 2003 annual meeting notice which was filed with the SEC on March 31, 2003, and the definitive proxy statement/prospectus included in the registration statement on Form F-4, as amended, which was filed with the SEC on January 5, 2004. Additional information regarding the interests of potential participants is included in the definitive proxy statement/prospectus on file with the SEC and will be included in other relevant documents filed with the SEC when they become available.

* * *

The following is a transcript of Manulife Financial Corporation’s Fourth Quarter 2003 Earnings Conference Call on February 5, 2004 led by Dominic D’Alessandro, President and Chief Executive Officer, Peter Rubenovitch, Executive Vice President and Chief Financial Officer and Edwina Stoate, Vice President of Investor Relations of Manulife Financial Corporation.

MANULIFE FINANCIAL
CONFERENCE CALL FOR FEBRUARY 5, 2004 @ 2:00 P.M. EST
CHAIRPERSON: EDWINA STOATE

Forward-Looking Statements

The statements, analyses, and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of Manulife Financial Corporation’s and John Hancock Financial Services, Inc.’s operations and financial results, the markets for Manulife’s and John Hancock’s products, the future development of Manulife’s and John Hancock’s business, and the contingencies and uncertainties to which Manulife and John Hancock may be subject, as well as other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions, are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management’s current expectations and beliefs concerning future events and their potential effects on the company.

Future events and their effects on Manulife and John Hancock may not be those anticipated by management. Actual results may differ materially from the results anticipated in these forward-looking statements. For a discussion of factors that could cause or contribute to such material differences, investors are directed to the risks and uncertainties discussed in Manulife’s most recent Annual Report on Form 40-F for the year ended December 31, 2002, John Hancock’s most recent Annual Report on Form 10-K for the year ended December 31, 2002 and John Hancock’s quarterly reports on Form 10-Q and other documents filed by Manulife and John Hancock with the Securities and Exchange Commission (“SEC”). These risks and uncertainties include, without limitation, the following: changes in general economic conditions; the performance of financial markets and interest rates; customer responsiveness to existing and new products and distribution channels; competitive and business factors; new tax or other government regulation; losses relating to our investment portfolio; volatility in net income due to regulatory changes in accounting rules, including changes to United States generally accepted accounting principles, Canadian generally accepted accounting principles and statutory accounting; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of John Hancock’s and Manulife’s customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of John Hancock and Manulife; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations.

Neither Manulife nor John Hancock undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

Important Legal Information

This communication is being made in respect of the proposed merger involving John Hancock and Manulife. In connection with the proposed merger, Manulife filed a registration statement on Form F-4 on November 6, 2003, which was subsequently amended on December 23, 2003 and January 5, 2004, containing the definitive proxy statement/prospectus for the stockholders of John Hancock, and Manulife and John Hancock will each be filing other documents regarding the proposed transaction, with the SEC. Before making any voting or investment decision, John Hancock’s stockholders and investors are urged to read the definitive proxy statement/prospectus on file with the SEC as well as any other relevant documents carefully in their entirety because they will contain important information about the proposed transaction. The definitive proxy statement/prospectus on file with the SEC, as well as other relevant material (when they become available) and any other documents filed by Manulife or John Hancock with the SEC, will be available free of charge at the SEC’s Web site, www.sec.gov. Stockholders and investors in John Hancock or Manulife will also be able to obtain the definitive proxy statement/prospectus and other documents free of charge by directing their requests to John Hancock Shareholder Services, c/o EquiServe, L.P., P.O. Box 43015, Providence, RI 02940-3015, (800-333-9231) or to Manulife Investor Relations, 200 Bloor Street East, NT-7, Toronto, Ontario, M4W 1E5, Canada, (800-795-9767).

Manulife, John Hancock and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding John Hancock’s directors and executive officers is available in John Hancock’s proxy statement for its 2003 annual meeting of stockholders, which was filed with the SEC on March 20, 2003, and information regarding Manulife’s directors and executive officers is available in Manulife’s annual report on Form 40-F for the year ended December 31, 2002, its notice of annual meeting and proxy circular for its 2003 annual meeting notice which was filed with the SEC on March 31, 2003, and the definitive proxy statement/prospectus included in the registration statement on Form F-4, as amended, which was filed with the SEC on January 5, 2004. Additional information regarding the interests of potential participants is included in the definitive proxy statement/prospectus on file with the SEC and will be included in other relevant documents filed with the SEC when they become available.

Operator:

Ladies and gentlemen, thank you for standing by. Welcome to the Manulife Financial Corporation’s Fourth Quarter 2003 Earnings Conference Call.

At this time, all participants are in a listen-only mode. We will conduct a question and answer session following the presentation. At that time, if you have a question, please press star one on your touch-tone phone.

As a reminder, this conference call is being recorded today, February 5, 2004. If you disagree with recording, please disconnect at this time.

I would now like to turn the conference over to Edwina Stoate, Vice President of Investor Relations. Please go ahead, Edwina.

Edwina Stoate:

Thank you and good afternoon. I would like to welcome all our participants to Manulife Financial’s earnings conference call to discuss our fourth quarter 2003 financial and operating results.

If anyone has not yet received our earnings announcement, statistical package, and the slides for the conference call and the web cast, these are available in the investor relations section of our website.

As in prior quarters, our executives will be making some introductory comments and then we’ll follow with a question and answer session. Before we begin, I would like to remind everyone that during the course of this conference call, we may discuss forward-looking information as defined in the U.S. Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties and actual results may differ materially from those implied by such statements.

Investors are directed to consider the risks and uncertainties in our business that may affect future performance and that are discussed in our most recent annual report filed with the U.S. Securities and Exchange Commission on Form 40-F. Investors are cautioned not to place undue reliance on the Company’s forward-looking statements. Further, the Company does not undertake to update any forward-looking statements.

Now I’d like to turn the call over to Dominic D’Alessandro, our President and Chief Executive Officer.

Dominic D’Alessandro:

Thank you, Edwina and good afternoon ladies and gentlemen. As is our practice, I’ll make a few remarks of an overview nature and then Peter will lead you through a more comprehensive discussion of our quarter’s results.

Earlier today, Manulife reported a tenth consecutive year of record earnings. Net income in 2003 was $1,546,000,000, a 12 percent increase over the prior year. Earnings per share grew 15 percent to $3.33. Our return on shareholders equity was 17.7 percent, significantly exceeding the Company’s medium-term target of 16 percent.

For the fourth quarter, earnings were also a record at $428 million, a 15 percent year-over-year increase. On a per-share basis, earnings in the quarter were $0.92, while Q4 ROE was at an all time high of 19.1 percent.

The resurgence in the equity markets in 2003 had a favorable impact on fee income, segregated fund guarantees, and investment returns. The excellent results were also driven by solid growth in all of our core businesses, and these results were achieved despite a 20-percent appreciation in the Canadian dollar, which reduced net income by $92 million for the year.

Looking very briefly at our results by division, our Canadian operations enjoyed record earnings of just under $500 million, 32 percent higher than in

2002, and representing about one-third of total Company earnings. The rebound in equity markets, improved mortality, and solid organic business growth all contributed to the increase.

New sales were very strong in all businesses, buoyed by increased consumer confidence as well as an expansion of our distribution relationships. In particular, in the life insurance business, more than 50 percent of sales now come from non-traditional sources. Over the past year, we have developed new relationships with a large number of managing general agencies.

Earnings in the United States, on a U.S. dollar basis, grew a modest 8 percent as poor mortality experience compared to a favorable 2002 dampened results. However, we did have very strong sales successes, including record new annualized insurance premiums that were 47 percent higher in 2003 compared to 2002, and record deposits in our 401(k) group pension business of $4.6 billion. In these businesses, Manulife continues to gain market share. Our variable annuity business held its own as we chose to dial back some of the features on these products.

In Hong Kong, earnings were 23 percent ahead of last year on a U.S. dollar basis, although the SARS outbreak earlier in the year and the weak economy negatively affected Asian recruitment and sales growth. I am very pleased to report that all of our other Asian territories contributed positively to earnings for the first time in 2003, with total earnings of $53 million compared to just $12 million a year ago. Our investments in these local businesses are now beginning to bear fruit and we expect strong growth going forward as we continue to expand our businesses.

In Japan, earnings for 2003 were $106 million. Good progress was made across a number of fronts in Japan. Costs are down, product offerings lead the industry; and most importantly, agency recruitment improved dramatically, which is a leading indicator, as you all know, of future sales growth.

Results in our reinsurance operations, with earnings of $216 million, were up 32 percent on a constant currency basis and were favorably impacted by the effect of stronger equity markets on segregated fund guarantees and favorable claims experience in our life retrocession business. Improved terms and rates in the property and casualty retrocession industry contributed to the strong growth in sales in this business.

Now, a final word on some recent developments: We did announce a few days ago a strategic alliance with the Bank of Tokyo-Mitsubishi for variable annuity product development and sales, which we will expect will help to drive growth in this rapidly evolving and important market in Japan.

And, as you all know, the John Hancock shareholders have already received their proxy relating to the merger with Manulife and they will be voting on this historic event on February 24. In the meantime, we have been working and continue to work very closely with our colleagues at Hancock on the integration plans, and those are going well.

I’d now ask Peter Rubenovitch to review the details of our financial results. Peter?

Peter Rubenovitch:

Thank you, Dominic.

As Dominic indicated, Manulife had another very strong year. Earnings were a record 1,546,000,000 and shareholders equity return was 17.7 percent for the year. These results were excellent, especially given the strength in the Canadian dollar that reduced our bottom line by $92 million.

We also reported record quarterly earnings of $428 million, up 15 percent over the prior year; however, adjusting for exchange rates, earnings were up a quite strong 30 percent on a constant currency basis. Continued good business growth, tight expense management, excellent credit experience, and the favorable impact of improved equity markets all contributed to the increase in earnings and EPS. Currency negatively impacted the fourth quarter’s earnings by about $42 million versus a year ago.

First, I’d like to review the divisional operating results and then I will turn to a discussion of other matters including our year-end actuarial basis review and our disclosure of embedded value results.

With respect to operating results, this was an excellent year. We have ended the year on a strong note. We had excellent sales growth in North America in both our insurance and wealth management operations, with several businesses recording record sales levels for the quarter and the year. On a constant currency basis, premiums and deposits for the year were 13 percent higher than in 2002 and were up 24 percent in the fourth quarter reflecting very strong sales, particularly in our U.S. wealth management and insurance operations.

During the year, expenses increased by a modest 1 percent on a constant currency basis, excluding the increase in variable cost related to sales, and $70 million of previously disclosed special items that I’ll review in a few moments.

We have had an extraordinary year with respect to credit with very modest provisions reflected in our 2003 accounts. As well in early ‘04, we are seeing improving credit situations that are likely to result in releases of some of our previously established credit provisions.

With respect to the operating divisions, all businesses performed well. Earnings in Canada were particularly strong, up 43 percent over the fourth quarter of 2002 and up 31 percent for the full year.

Canadian individual insurance earnings of $51 million in Q4 increased by 15 percent from last year. This reflected improved mortality experience in investment returns, good business growth, partially offset by increased expenses primarily due to our growing sales levels. Full year sales of $159 million were up a very strong 18 percent, partly as a result of a successful emphasis on expanding our MGA distribution channel.

Full year earnings in our group business of $149 million were up 31 percent, driven by business growth and good claims experience. Both group benefits and group pensions reported record sales performance for the quarter and the year. Group benefit sales of $309 million for the year were 76 percent higher than in 2002, with fourth quarter sales more than twice those of the prior year.

We have outperformed the market in all segments with strong sales across all product lines, maintaining a number one ranking in sales at the end of the third quarter. As well, group pensions full year sales of 802 million were more than four times 2002 levels.

Fourth quarter earnings in individual wealth management of $59 million were more than twice that earned in the fourth quarter of 2002 due to strong sales in combination with the resurgence in equity markets. Sales for the year were $2.4 billion, up 22 percent over the results of last year.

Manulife Bank had an excellent year with year-end assets of $2.7 billion, an increase of $1.2 billion from a year ago. This growth was driven both by strong performance of Manulife One and in investment lending products.

Moving to the U.S. division, insurance sales were a record U.S.$280 million for the year, up 49 percent over 2002 with fourth quarter results more than twice prior year levels. The increase in sales was driven by a competitive product portfolio and enhanced compensation programs. U.S. insurance earnings were down in the quarter reflecting somewhat poor mortality, which is considered to be normal volatility, and higher new business strain on sharply increased sales levels.

Pension earnings in the U.S. grew by 29 percent on a U.S. dollar basis over the fourth quarter of 2002. As asset values rose in line with the growth in equity markets, so did our fee income. Sales rebounded in the fourth quarter after relatively weak second and third quarter sales levels. Overall, the industry experienced a notable slowdown in sales levels during 2003; however, we outperformed the industry, improving our market share and maintaining our position as the number one seller of small case 401(k) pension plans.

Fourth quarter individual wealth management earnings of $28 million were the strongest results over the past 13 quarters and the second highest on record for our annuity business. The sustained equity market turnaround and resulting increase in segregated fund assets drove our fee income higher and favorably impacted our segregated fund guarantee levels. Full year earnings of $81 million increased by 57 percent on a U.S. dollar basis. On the same U.S. dollar basis, variable annuity sales increased by 10 percent from a year ago and net sales were up a solid 32 percent in the quarter and 20 percent for the year. Funds under management increased by 32 percent to $23.8 billion versus a year ago.

Turning to our overseas operations, Asia finished the quarter with earnings of $100 million, up 66 percent compared to 2002 on a U.S. dollar basis. This was due to business growth, favorable investment results, and continued good expense management. During the fourth quarter, we recorded a one-time gain of $11 million resulting from a regulatory approval of the restructuring the Company’s accounts in Singapore. Excluding this item, earnings increased by 47 percent in the quarter and 35 percent for the full year on a U.S. dollar basis. This year, for the first time, as Dominic mentioned, each territory within Asian division had positive operational earnings.

Insurance sales results were mixed with good growth outside of Hong Kong, particularly in Singapore, Taiwan, and the Philippines. Hong Kong individual insurance sales saw modest growth given the challenging economic environment and the lingering impact of SARS on agent recruitment. Wealth management sales increased significantly over the prior year, reflecting the success of certain funds in Hong Kong and Indonesia. Both agent recruitment growth rates and productivity have declined somewhat in some Asian territories over the past year, mostly as a result of SARS related disruptions. Addressing these issues is a key objective for 2004.

In Japan, earnings increased by 7 percent to $28 million for the fourth quarter, reflecting improved investment returns of a change in asset mix and the appreciation of local equity markets. Continued improvement in claims experience as well as significant reductions in expenses also contributed to the overall growth. The impact of the many successful expense initiatives, that in 2003 totaled $34 million, will not be fully reflected in earnings until 2004 due to the one-time costs associated with them that have been expensed. Full year earnings of $106 million were down slightly from last year.

The Japanese agency force grew by 8 percent this year, the first time we have achieved growth in our Asian count. New product initiatives during the year were very well received and the new medical product launched in Q3 accounted for 27 percent of sales in the second half of the year. Variable annuity sales increased by almost $500 million to 667 million for the year as a result of expanded distribution with the addition of Nikko Cordial Securities and several banks early in the year. The recently announced alliance with Bank of Tokyo-Mitsubishi is a very exciting development, positioning us for strong future growth in annuity product sales.

Earnings in our reinsurance division are up 54 percent on a U.S. dollar basis in the fourth quarter over a year ago. Modest claims gains compared to losses a year ago, growth in our P&C reinsurance business, and the favorable impact of equity markets on segregated fund guarantees all contributed to earnings growth. Earnings for the year were $216 million, up 17 percent over 2002 or up 32 percent on a U.S. dollar basis. We are starting to see increased new business activity in our key life retrocession market. At the end of the year, we signed a $3 billion face-value inforce deal, which will be accretive to future earnings.

Total Company expenses of 2.6 billion for the year increased marginally from 2002. On a cost and currency basis, full year expenses, however, were up 9 percent, but this is primarily the result of increased variable costs associated with a strong sales growth and due to 70 million of previously disclosed items. These items included $27 million of charges for estimated future lease costs on our Boston operations, 16 million of costs related to our Canada Life initiative, and 27 million due to the first time expensing of stock-related compensation. Excluding an increase in variable costs in these three items, annual expenses were up a modest 1 percent despite substantial business growth. We continue to be happy with our expense management programs and all divisions remain focused on cost containment and productivity initiatives.

During the fourth quarter, we completed our annual review and updated the assumptions and methods used to determine the Canadian GAAP policy liabilities. The review resulted in a net increase in policy liabilities of $78 million. The net impact on income after tax and minority interest was a charge to income of $34 million, which is reported in the corporate and other segment in our supplemental information package.

The changes to mortality, morbidity, and lapse assumptions are consistent with recent trends and experience resulting in a net decrease in actuarial liabilities for mortality and morbidity and a net increase in reserves for lapses and surrenders. While current investment experience is favorable, we have increased actuarial liabilities to reflect current lower interest rate environment that exists in certain of our smaller Asian territories and have moved to a more conservative long-term reinvestment assumption in North America, leading to a net increase in actuarial reserves due to investments. Our review of other items including model and method updates and tax and expense assumptions led to a modest increase in actuarial liabilities.

In summary, while experience has been strong and we have updated our assumptions to reflect this, we have also taken the opportunity to prudently reflect more conservatism into our long-term investment and client retention assumptions, resulting in a small net increase in policy liabilities and a $34 million post-tax charge in our Q4 earnings accounts.

This quarter, we have expanded our segregated fund guarantee disclosure to include the net present value of expected segregated fund guarantee costs. At December 31, ‘03, the net expected value of projected guarantee costs, as generated by our stochastic models, was negative $166 million. This means that the best estimate or expected outcome will result in our full segregated fund reserve of $532 million plus 166 million of additional profits emerging as income over the life of this block of business. And these earnings are beyond the core earnings we presently report on these lines. So this additional disclosure illustrates the very conservative reserve levels that are held in our accounts for this contingent risk. As another frame of reference, our segregated fund guarantee reserves are adequate to fund the projected guarantee benefits should long-term equity returns, including dividends, average no more than 4 percent across all businesses with such guarantees.

As part of the year-end basis review, we updated our segregated fund assumptions and models. Under the Canadian Institute of Actuary Standards, the reserve for segregated fund guarantees is set by running a broad number of scenarios and establishing the reserve in a confidence range defined by the most adverse 40 percent to the most adverse 20 percent of tested scenarios. Within this range we see actuaries described as CTE(60) to CTE(80), we generally target a mid-range result; however, at December 31, 2003, these reserves were at the top of the range at the very conservative CTE(80) level. Given that our reserves are at the maximum CTE level, future favorable equity market performance will result in reserve releases to earnings.

Our MCCSR, or risk-based capital ratio for MLI ended the quarter at 211 percent, down from 251 percent at the third quarter. The decline in MCCSR is due to a net capital up-streaming of 1.9 billion paid in the fourth quarter by the Manufactures Life Insurance Company to MFC, the holding company, in order to fund a proportion of our ongoing $3 billion share buyback program. We continue to expect that after the John Hancock transaction, and assuming full execution of the plan share buybacks, our MCCSR ratio will remain above 200 percent.

Looking at this last slide, we’ve shown our embedded value on an updated basis to December 31, 2003. Embedded value ended the year at $15.4 billion. Growth in embedded value from operational items in 2003 was a very strong 20 percent and was fueled by favorable new business members, strong equity market performance, and good experience gains across a number of areas. Depreciation of the U.S. and Hong Kong dollar relative to the Canadian dollar had a material impact and reduced the net growth after currency, discount rate, and capital movements to 3 percent; however, on a U.S. dollar basis, the net all-in growth was a robust 25 percent. Of particular note, new business in 2003 generated over $900 million of embedded value growth, a 36 percent increase over the results achieved in 2002. Adjusted to currency and discount rate movements, this is a very robust 23 percent growth year-over-year. Growth was generated both by strong sales and strong profit margins, particularly on our insurance lines of business. Recovering equity markets also contributed over $700 million to the embedded value, a significant reversal from the past two years of decreases.

On the merger front, we continue to move forward on our detailed integration plans. The proxy circular was filed before Christmas and the shareholders vote is on track for February 24. Staff from both John Hancock and Manulife and have been fully engaged and are working together to ensure a smooth integration assuming a positive shareholder vote. And already Manulife and John Hancock are offering each other’s products through some of their distribution channels.

In conclusion, we have had a strong quarter and a very good year. We look forward to the opportunities that the John Hancock merger will bring and are confident that Manulife is well positioned to again deliver strong results in 2004.

Thank you very much.

Dominic D’Alessandro:

Operator, I think we’re ready now for the question and answer portion of our briefing today.

Operator:

Great, thank you. We will now begin the question and answer session. To place yourself into the question queue, please press star one on your touch-tone phone. If you are using a speakerphone, please pick up your handset and then press the star one. If your question has been answered and you would like to withdraw your request, you may do so by pressing star two. Please go ahead if you have any questions.

Thank you, our first question comes in from Jamie Keating from RBC Capital Markets. Please go ahead.

Jamie Keating:

Well good afternoon, everyone. Nice quarter. I was hoping I could ask you to frame out some of the Bank of Tokyo-Mitsubishi opportunity relative to what you’ve seen in the existing distribution relationships. Just curious as to how many additional distribution points and/or individuals you get through this arrangement and perhaps give us an idea of the leverage relative to what you’ve already seen this year.

Dominic D’Alessandro:

Well—this is Dominic D’Alessandro—the opportunity, of course, we see is a very promising one. It really is a relationship formally with the Bank of Tokyo-Mitsubishi; but also, through them, with the trust, Mitsubishi Trust and Mitsubishi Securities, and both the securities and the trust and the bank will be distributing initially the variable annuity product that’s going to be designed for them.

We’ve been reluctant to give out a projection of expected sales through this channel, um; beyond telling you that we think it’s very substantial. We think the relationship is important, not just because of the sale of variable annuities that it will, ah, allow us to realize, but also because it holds out the prospect of other products being made available through the Bank of Tokyo-Mitsubishi group of companies and it gives Manulife Japan a profile in that market that is highly desirable. So we’re very pleased about this. It’s a development that’s been in the works for quite some time and it was brought to fruition by our people in Japan and, you know, we look forward to reporting to you. It’s expected that the first sales will begin in April of this year.

Jamie Keating:

Thank you, Dominic. I wonder if I might follow up with Peter on a slightly different topic, slide 25, the 4 percent growth rate sensitivity, Peter. I may have missed it but I think you referred to it as being kind of the break-even point over a period of time. Could you just flush that out for me to understand that a bit better.

Peter Rubenovitch:

Yeah. The reserves will be sufficient for the, um, guarantee obligation if equity markets including dividends produce a 4 percent return, so that’s a fairly conservative assumption. So that just emphasizes that the reserve is quite generous versus the perceived risk.

Jamie Keating:

Terrific. Thanks. Appreciate it.

Operator:

Thank you. Our next question comes in from Eric Berg from Lehman Brothers. Please go ahead.

Eric Berg:

Thanks and good afternoon to everyone. A quick follow-up question on the one just asked. Peter, is the right way to interpret the slide that there is essentially redundancy in the liabilities, the possibility of future reserve releases into earnings equal to the difference between 532 million Canadian and 166 million Canadian?

Peter Rubenovitch:

I think the way I would look at is if you want to know what our best estimate is, both the 166 and, and the reserve will be redundant, but because this is a risk that’s not linear, as you get into adverse scenarios, it gets more and more expensive, and that’s what these CTE levels are trying to measure. So we’ve previously told you, you know, where we were in the band in terms of establishing reserves. We thought it was helpful for you to know what the probable outcome is.

Eric Berg:

Um hum.

Peter Rubenovitch:

So that’s essentially correct.

Eric Berg:

All right. Also, turning back to Japan, could you elaborate on your comment—you made a comment about how certain expense initiatives that Trevor is undertaking in Tokyo, and indeed throughout Japan, will be reflected only overtime, indeed have not already been reflected in the financials. Could you go over and expand upon that, please?

Dominic D’Alessandro:

Earlier this year we downsized the administrative staff in Japan by about 400 people, um, and so the impact of that 400-person reduction is only in for part of the year. But in addition, all of the cost of severance and, um, to effect the downsizing, were expensed, so next year we should have two impacts in the Japanese operations. One, we should have less of these special costs and we should have less ongoing salary base.

Eric Berg:

A full year impact as opposed to a part year impact.

Peter Rubenovitch:

Yeah, exactly.

Eric Berg:

Thank you.

Operator:

Thank you. Your next question comes in from Timothy Lazaris with GMP Securities. Please go ahead.

Timothy Lazaris:

Thanks. Congratulations. First of all I guess my question has to do with the credit provisions. Peter, I think you said that there’s a possibility of credit releases and I’m wondering is that an im—will that have an impact on earnings or is that just simply an actuarial release?

Peter Rubenovitch:

No, that would be income. We would have, ah; well we are anticipating that we will have amounts that we have set aside for reserves that will become redundant due to improvements in the underlying credit. So we would reverse those and they’d be booked in income.

Timothy Lazaris:

Okay, thank you. And then if we kept the sort of S&P and TSE and sort of broad indexes at the current levels, would seg fund releases occur at current levels? Seg fund guarantee releases.

Peter Rubenovitch:

Simon, you want to try that one?

Simon Curtis:

Well, if the equity markets were to stay at current level, um, if we choose, chose to stay at the CTE(80) reserve level, we wouldn’t see a material release into income, ah, obviously because if you don’t get the positive appreciation, you’re not going to see the reserve go down. But, um, that’s just at the current maximum reserve level. And over time, if we came down in our range, you would get release.

Peter Rubenovitch:

I think in the month of January aren’t markets up or, um—

Simon Curtis:

Yeah, markets have continued to go up, yes.

Peter Rubenovitch:

So there would be the release to the extent that the markets have been improved. The reserves, as I understand it, they’re now at their maximum level of CTE(80), is that correct?

Dominic D’Alessandro:

That’s correct.

Simon Curtis:

That’s right. As long as it’s positive appreciation going forward, we should see reductions in those reserves, coming as income.

Timothy Lazaris:

So if we stayed at current end of January levels, is my question, they’d be just modest releases. If they stayed there for the balance of—

Peter Rubenovitch:

Well for a certain period of time that eventually, if the risk doesn’t deteriorate, then we don’t need the reserve, it would have to come into income.

Timothy Lazaris:

Okay. Thanks very much.

Operator:

Thank you. Our next question comes in from Michelle Giordano with JP Morgan Securities. Please go ahead.

Michelle Giordano:

Good afternoon. Peter, I had a question about the reserve increase. While I appreciate that the net increase was fairly modest, 34 million, could you give us the breakdown on how you change the reserves, ah, reduction in reserves related to mortality and morbidity. How much was due to the increase in lapses and surrenders, and then increase in liabilities due to interest rates? If you can give us the three components.

Peter Rubenovitch:

Yeah. We don’t actually disclose the details but I’ll ask Simon to give you a bit of a flavor for it, and I’ll preamble it by making the observation that we have a huge reserve that we reveal each year and that the end result of all the adjustments, um, if nothing has deteriorated or significantly improved, should be nominal, and I consider this number to meet that criteria. So we don’t try and get absolutely to zero and you shouldn’t take by it that we somehow felt our reserves were inadequate because we took a charge.

Simon, maybe you can provide a little more color on the key components.

Simon Curtis:

Yeah, um, well as Peter said, we don’t talk to the exact numbers that have gone into our basis changes but, you know, the movement that we saw in mortality and morbidity was consistent with the experience we’re getting in our various divisions, so we had good improvements in our reinsurance division and Japan in terms of morbidity, both of which led to releases, but then we have, as I said, about an offsetting adjustment for policy persistency, um, ah, where we made some strengthening in Japan and in some of our U.S. universal life line. Those numbers were overall fairly close to being offsetting and then the increase was coming through because we were doing some strengthening on the long-term investment assumption.

Michelle Giordano:

Okay. And then secondly, on the U.S. side, what was the magnitude of the adverse mortality that hit the bottom line this quarter?

Dominic D’Alessandro:

I think the swing year-over-year was like $30 million, or...

John DesPrez:

We’re digging here, ah, $22 million charge last year in 2002, or a gain last year and a $12 million charge this year in Canadian dollars, yeah.

Michelle Giordano:

Okay, great. Thank you. And John, maybe if you can talk to us a little bit about the GMWB product you rolled out in the fourth quarter, what makes Manulife’s product special versus others? And can you talk to what you’ve done on the hedging side? And then lastly, how much in sales did you generate in the fourth quarter related to the GMWB?

John DesPrez:

Well the product was just launched on December 8 and not in all States, so there was not a material level of sales in the fourth quarter. The sales have started to pick up in January. The profile of that product is somewhat different than the industry standard that was really set by Hartford with the 7 percent product. This one is a 5 percent for 20 year type guarantee that actually has a setback, um, where if you don’t take money out over the first five years you can actually get a greater than 100 percent recovery over time up to 125 percent.

The marketing story for that has been quite well received in the home offices of the firms and the story’s now working its way through the distribution chain and we’ll have to wait and see what level of acceptance it ultimately gets, but the risk profile of that product is considerably lower, considerably lower than the Hartford product or most of the competitor’s products because it’s a longer payout period and the setback period, um, and so we have not, at this point, found it necessary to create a hedging program.

Michelle Giordano:

And have you done any testing on the potential maximum probable losses?

(Laughter)

John DesPrez:

That’s what, you know, the purpose of the disclosure that we were making, Michelle, is that in the worst 20 percent of the scenarios, ah, you know, our expectation is we won’t lose anything.

Michelle Giordano:

Okay. Okay, thank you.

Operator:

Thank you. Your next question comes in from Steve Cawley with TD Newcrest. Please go ahead.

Steve Cawley:

Hi there. I don’t know if Bruce Gordon’s in the office but, ah—

Bruce Gordon:

He’s right here.

Steve Cawley:

I think if people take a look at your Canadian results I don’t think any of the foreigners will want to sell their businesses. These are fantastic results and I was just wondering what’s driving it overall, Bruce? The margins that I’m calculating here are up to 10 percent and if we go back to earlier this year they’re at 7 percent, so that’s quite an increase in just a few quarters.

Bruce Gordon:

Yeah it is, Steve. There’s a number of drivers. First of all, the expansion of distribution that Dominic talked about, ah, it’s giving us more points of sale. Every business had an increase, so group benefits, pensions, etcetera. I think our value proposition is understood in the market. We don’t have an expense loss. Mortality, morbidity, and persistency were all good. So it was everything lining up, but that’s three quarters in a row.

Steve Cawley:

I think I remember two quarters ago asking you, Bruce, whether these numbers were sustainable and you kind of were more hedging that and saying you didn’t really think so, so is it really that all the stars are aligning here?

Peter Rubenovitch:

Steve, that was during our planning cycle, (inaudible).

(Laughter)

Bruce Gordon:

Steve, you did ask that question. We’d just been through a very bad Q1 in the equity markets in Canada and a very good Q2, so it was difficult to commit. The other thing is investment results, and I don’t mean on the seg funds, I mean on the on balance sheet, have been very, very good. No credit losses, ah, gains basically. So everything lined up and yeah, it’s an excellent quarter and an excellent year.

Steve Cawley:

I think Peter quickly mentioned, ah, I think a percentage of your sales that are coming from alternative sources, what percentage of your sales in this most recent quarter were coming from some of your newer MGA relationships.

Bruce Gordon:

Ah, Steve, I don’t have the number for the quarter and only new MGAs, but Dominic mentioned for the year more than 50 percent of individual sales, so that’s individual life and wealth management, came not from our regional channels. From MGAs, from national accounts, from inter-corporate deals, and that compares to something around 15 percent three years ago coming from those sources.

Steve Cawley:

That’s great. Congratulations, Bruce.

Bruce Gordon:

Thanks, Steve.

Operator:

Thank you, your next question comes in from Mario Mendonca with CIBC World Markets. Please go ahead.

Mario Mendonca:

Good afternoon, everyone.

Bruce Gordon:

Good afternoon, Mario.

Mario Mendonca:

Thank you so much. Wanted to revisit Manulife’s history a little bit. 2001, um, mortality was really helpful in offsetting the negative impact of equity markets. I think it’s clear. It’s right there in your annual report; you released mortality reserves to offset that. In 2002, the par, changing the dividend scale in the par business was pretty helpful as well in terms of offsetting the negative impacts of, again, equity markets. In 2003 it seems like mortality’s coming up and mortality is helping deal with the negative impacts of lapsation. While I can appreciate this, this reflects the conservatism and the enormous embedded profits in the Company’s business because of the mortality assumption; it strikes me as, as suggesting that we’re using up some of the future’s earnings. Why do you—is that an appropriate way to look at it?

Peter Rubenovitch:

Well no. Let me start by saying, in fact, ah, we’ve had a net charged earnings due to basis changes, so let’s not confuse tuning where the reserves are located with what it’s doing to future earnings emergent because, in point of fact, there’s more reserves now than there were before the basis changes.

Mario Mendonca:

I recognize that, Peter. I’m referring to mortality specifically.

Peter Rubenovitch:

Yeah, that’s the first thing. The second thing is every insurance company with material mortality has experienced very favorable results over time and so you would expect those reserves to be excessive if you had only average levels of reserves. We are conservative. So we do have to update that reserve assumption periodically and the direction is likely to be a release in that particular risk because people are living longer. Simon, maybe you could add something to the comments.

Simon Curtis:

Yeah, I just had a comment that when you look at our source of earnings and you see the 350 million experience gained this year, the 250 million last year, those are current period gains. They are nothing to do with releasing conservatism in reserves. That’s the difference between what we actually experience and our assumptions in reserve. And the, um, that is not consuming future earnings.

Dominic D’Alessandro:

No, exactly. The point to be made there, that is the difference in the current period’s experience versus, vis-à-vis the reserves that have been established for those amounts for the current period.

Mario Mendonca:

Yeah, two quarters ago I asked Simon that very question and he answered it and I understand that now.

I’d like to actually go to the sources of earnings in a little bit more detail now. The 34 or what is it? 34 or 38 net, million dollar net charge? It falls all in the corporate segment and, you know, but clearly it relates to mortality and lapsation and a variety of other things that relate to all the operating lines, the Canadian, U.S., and what have you. By putting it all within the corporate segment aren’t we sort of defeating the purpose of having a sources of earnings on a segmented basis? Any thoughts on that?

Peter Rubenovitch:

Well let me try a start at that and then I’ll give Simon a chance to go through some of the more technical observations. But first of all, no business had particularly huge moves, it’s the sum of numbers that turned up in corporate, and secondly, we’re really looking at a lot of technical noise. Remember we’re looking at something like a $40 billion reserve that’s having changes in it. And so we try and do it in sort of a clean way if you can see what’s going on and we’ve identified where we’ve booked it. We may well progress to an allocation in putting it in all the units but then I think it’ll sort of get buried if we do that, but it may be the direction we take in the future. But again, we’re looking at a net number of $38 million, that’s not a whole bunch of money, and individual units generally have offsets within, sometimes within the same product, generally within the same product line.

Mario Mendonca:

Well, gentlemen, congratulations on a great year.

Dominic D’Alessandro:

Thanks a lot, Mario.

Operator:

Thank you. Your next question comes in from Saul Martinez with Bear Stearns. Please go ahead.

Saul Martinez:

Hi. Good afternoon, gentlemen. Two questions. First, regarding your Asian businesses, you obviously had a very good growth in earnings in the quarter, but if I look at the details a little bit it’s obviously, ah, your Hong Kong business was more or less flat quarter over quarter and it seems to be the other Asian businesses that are driving the earnings growth. If you can provide us with a little bit of color as to what countries are specifically driving that growth? Is it a matter of some of the smaller operations starting to take in profits that are really starting to kick in and help drive earnings growth in that segment?

My second question is just related to your effective tax rate, it was very low in the quarter, it was 13 percent lower than it has been in the past, and on a pre-tax basis your earnings were more or less flat quarter over quarter, but if you can comment on what drove the low effective tax rate and what we can expect going forward.

Dominic D’Alessandro:

Saul, I’ll answer the other Asia and then Peter can talk to the tax issue.

Saul Martinez:

Sure.

Dominic D’Alessandro:

In the other Asia as we, we were quite proud of this fact and it’s one of the things we’d like you to remember is that all of our units outside of Hong Kong now are for the fist time profitable and they’re noticeably profitable. The $53 million does include that one-time transfer in Singapore of $9 million, but even if you take that out you have a three-fold increase in the earnings from the non-Hong Kong territories and that’s due to a combination of a number of factors. One is the organic growth in those businesses. You know, some of them were new start-ups in China and Vietnam for example and they’re becoming more mature. It’s also a reflection that in countries like the Philippines and Indonesia we did acquire significant blocks of business, ah, it expanded our base there quite noticeably, and we expect that there will be a continuing growth and a noticeable growth in the non-Hong Kong earnings. And so we’re very gratified that that’s coming through and want to stress that to all of those trying to appreciate our financial results.

Now, Peter, the tax rates, ah...

Peter Rubenovitch:

Yeah, I get asked this one quite regularly and, um, if you look over a period of multiple quarters, I think you get a more meaningful understanding of our tax rate, and it’s been fairly stable.

Quarter to quarter we have movements that changed the effect of our apparent tax rate. In Q4 we had more tax-free earnings, dividends, and other items than would normally be the case and a slightly richer mix in foreign jurisdictions where the tax rate is lower. Also at year-end there are some unusual items in terms of tax you, you know, you make estimates throughout the year and at year-end you true up and so you always have in the fourth quarter the little bit of volatility to the extent your estimates were not accurate. And so those would be the key comments. There’s nothing special. It’s not like we had, you know, something different this quarter or this year versus others, and in fact, year-over-year if you looked at a rolling fourth quarter basis, the tax rate is a lot more stable than it is quarter to quarter.

Saul Martinez:

Okay, thank you. So we should expect—sort of a normalized tax rate would you say is somewhere in the neighborhood of, I don’t know, 16 to 18 percent or some kind of—

Peter Rubenovitch:

Yeah, I would agree with that.

Saul Martinez:

Yeah, okay. Thanks.

Peter Rubenovitch:

Sure.

Operator:

Thank you. Your next question comes in from Thomas MacKinnon from Scotia Capital Markets. Please go ahead.

Thomas MacKinnon:

Yeah, thanks very much, good afternoon. My question has to do with U.S. individual insurance. And we certainly had a very good quarter here in terms of sales, and I was wondering if you could elaborate a little bit on, ah, what’s really driving this. I mean, you talked about an enhanced compensation program, what kind of products are really driving this as well and what advantage do you feel you have over your competitors in this regard?

Dominic D’Alessandro:

Ah, Tom, I’ll ask John DesPrez, who’s here to answer that question about why our U.S. individual sales are so robust.

John DesPrez:

The sales Tom are almost entirely in Universal Life, that segment of the market that is most in demand, both in the industry and with us. As you may know, that is the portion of the market that we had been most identified with for many years. So on one level, the market preference is simply (inaudible) from our strength. We’ve coupled that with some promotional activities as we indicated; focused on our key distribution firms, we targeted some, ah, efforts there at the beginning of last year which paid off very well for us, and, ah, we’ve improved our underwriting and the service environment surrounding these products quite considerably over the last year and have met with a lot of success.

Thomas MacKinnon:

I think Simon had mentioned that, ah, the lapse assumption in the U.S. was strengthened. Was the product that was pushed in the fourth quarter, would it have been priced on this revised lapse assumption or is that material or not?

John DesPrez:

I don’t know that it is material, and I don’t even know if ... was the lapse strengthening that we did to this specific product or was is on something else?

Simon Curtis:

It was across a, a number of products. It was, ah, some of it was on variable lifelines where, where the adverse markets in the last couple of years have impacted policy, but I don’t think it was directly related to products we’re selling right now.

Thomas MacKinnon:

Okay, and just as one follow up. Is it still your intention when the, when and if the John Hancock deal closes that you will be providing, on a quarterly basis, a U.S. GAAP reconciliation? This package could even get bigger, is that...

(Background Noise — Inaudible)

Dominic D’Alessandro:

That’s our commitment to you. Now we didn’t tell you exactly which quarter we would do it. We would do it a quickly as we can, but, you know, by the end of the year we certainly expect to have, um...

Peter Rubenovitch:

Quarterly U.S. GAAP information provided in a slightly fatter package. We’ll try and trim down some of the other stuff but the reality is we’ve had a lot of interest in producing that and we’re committing to do it.

Thomas MacKinnon:

Okay, thank you very much. Congratulations on, on a good year.

John DesPrez:

Thanks very much, Tom.

Operator:

Thank you. Your next question comes in from John Reucassel from BMO Nesbitt Burns. Please go ahead.

John Reucassel:

Thank you, ah, just a couple of questions. On your page 43 of the supplemental, the capital discloser, which by the way, thank you very much, hope your colleagues out there follow your lead here. Um, if I look at the

MCCSR, would I just add Peter the 1.9 billion that, ah, to this total capital available to come out with, I got 250.

Peter Rubenovitch:

Yah, you’d be in the ballpark but, ah, I just want to remind you that the holding company will not be measured on MCCSR basis going forward. We’ve always reported the operating company to you but since the money’s only moved up stream and the two are very similar, you’re quite close.

John Reucassel:

Okay, and going forward are you going to give the holdco capital ratios or are you just going to do MLI and maybe Hancock?

Peter Rubenovitch:

Yeah, you know, MCCSR for MLI and the holding company will be looked at based on more traditional financial metrics, and whatever other requirements OSFI determines if they’re still developing their framework. But our view is the risk based capital ratios are appropriate where there are policyholders and financial ratios are appropriate for financial holding companies.

John Reucassel:

Okay, great, and the last question is, um, I understand Hong Kong’s been challenging sales environment. Is that... can you just give us an idea, is that what’s been going the whole industry or have, you know, have, ah, has Manulife lost a little market share or gained it?

Dominic D’Alessandro:

We, we don’t believe so. We don’t, I don’t have statistics available. I’m assured that we’re not losing a share, that, ah, you know, the territory was affected by SARS, I mean as you can imagine, the last thing people wanted to do was to, you know, receive visitors. We don’t believe we’ve lost share and we think that our experience is not inconsistent with the general market experience is.

John Reucassel:

Okay, great and the agency force seems to have stabilized there. Is there plans to keep that growing or is that....

Dominic D’Alessandro:

Very much so, again, the same reasons; the reason it is stable and hasn’t grown is because of the reduced recruitment activity for, you know, several months during the year.

John Reucassel:

Okay, great. Thank you very much.

Dominic D’Alessandro:

Okay.

Operator:

Thank you. Your next question comes in from Michael Goldberg with Desjardins Securities. Please go ahead.

Michael Goldberg:

Thanks very much. Correct me if I’m wrong, but I understand while you ended the year with a CTE(80), you also started the fourth quarter at CTE(80). So what I am wondering is, in the absence of assumption changes or currency movements, what amount of reserves would have become redundant during the fourth quarter given the strengths and equity markets?

Dominic D’Alessandro:

Michael, ah, Simon is digging out that information.

Peter Rubenovitch:

Yeah, let me first say that, ah, last quarter we had some units at CTE(80) and others that were close, just to clarify. And Simon, why don’t you just give a little more detail.

Simon Curtis:

Yah, I was going to make that exact same point. So we’re close to CTE(80) but not quite at it last quarter. The, um, the release then from normal operations into the operating earnings worth about 38 million in the fourth quarter. There was also a reduction of about $15 million from, ah, currency impacting U.S. dollars and within the basis changes, we did update all of our assumptions as we do normally. And that increase, kind of an offsetting a $26-million impact. If you add those three numbers together, you’ll get to the $27 million release and the number reported on the balance sheet.

Michael Goldberg:

Okay, thanks. I have another question and, ah, you know, or at least a couple of questions relating to the embedded value data. Could you give us some idea the split in new business value between protection and wealth, and also give us some color on new business value margin on sales during the year and how things look for 2004. And I guess while I’m on this topic, can you also give us some idea of a preliminary impact of Hancock on embedded value, both with respect to the value of the combined inforce business and also the potential boost to the value of new business in the future?

Dominic D’Alessandro:

Michael, I’ll do the last question because we’re not going to provide information on Hancock on an imbedded value basis. It’s not prepared, as I mentioned when we were first talking about the transaction on the basis that’s comparable and consistent. We do have some actuarial information but it is different in its preparation than what we have, and I think it is awkward to put forward.

I’ll ask Simon to speak to the other points you’ve raised.

Simon Curtis:

Yeah, um, I think your first question was regarding the split between insurance and wealth management businesses, and out of that 900 million, well approximately 2/3 of that number comes on the insurance side this year and 1/3 on the wealth management side. The insurance side had a particularly strong year driven by areas such as the insurance area in the U.S.

Michael Goldberg:

Okay, and can you give us some color also on, ah, the margins on new, on sales for new business value?

Simon Curtis:

Um...

Dominic D’Alessandro:

I’m not sure I understand that question.

John DesPrez:

Well what I think he’s asking is, ah, is the current sales generating more or less imbedded value than we’re used to?

Simon Curtis:

Um, if anything, just marginally higher but not materially. It was really largely driven by foreign volume.

Dominic D’Alessandro:

Volume.

Michael Goldberg:

Okay, thank you very much.

Operator:

Thank you. Your next question comes in from Brad Smith with Merrill Lynch Canada. Please go ahead.

Brad Smith:

Thank you. Yeah, I have two quick questions. Simon, I just wanted to confirm, with respect to treatment of mortality, when you have a policy that, ah, you elect to re-insure a portion of the, let’s say mortality risk, um, and there is a gain produced from that, is that showing up in your experience gains in the sources of earnings statement?

Simon Curtis:

Ah, yes, it, it will show up in the experience gains. We tend to have it come in over time, over the lifetime of the re-insurance agreement though.

Brad Smith:

Right, and can you give us a sense for how much mortality was re-insured during the year, both on a sort of proportionate basis and on a one off basis of infl...inforce business?

Simon Curtis:

Ah, I don’t have those specifics right in, right in front of me.

Dominic D’Alessandro:

We can give you a bit of a comment. In terms of new business generated, there is a fair amount of reinsurance in some product lines, sometimes 2/3 or even higher. With respect to inforce, there hasn’t been any significant transactions this year.

Brad Smith:

Okay, so when we see lower levels of strain, that in part, reflects the, ah, the higher degree of proportionate insurance, re-insurance happening. Is that right?

Dominic D’Alessandro:

You may also be seeing some effects in that; would be my guess.

Brad Smith:

Right, and then Peter, just lastly on your guidance for the, ah, effective income tax rate, I believe I heard you say 15 – 18 percent; which is pretty much where it was annually. I note that a number of the other financial services companies that I followed and have deferrals in their accounts, are experiencing upward revisions to their estimates. I was wondering if you could share with us your secrets so we could share it with our other companies?

Peter Rubenovitch:

Look, it’s really quite simple. We have, we have an international company and so a significant portion of our business is not, you know, in the Canadian tax rate, um, and so that’s one piece. The second thing is that we do structure our affairs to be as efficient as we’re able to, and you know, I can’t speak for the planning at other firms, but we’re not doing anything that is particularly exotic, I wouldn’t say.

Brad Smith:

I was just wondering because, you know, your Canadian base earnings are up this year on a relative basis in terms of the total. They’re growing faster than anybody else’s currently. Is it that you are able to shift more of that Canadian source earnings offshore each year, and that’s how you can maintain the effective tax rate despite the rising marginal tax rate in Canada?

Peter Rubenovitch:

Well, the tax rate, if you recall, had gone down and now it is heading up a little bit in Canada. It has been overall not all that material a change. I think really what has happened; and you know, this year the Canadian operation was quite strong with 33 percent of earnings but generally, the rest of our businesses have been growing as fast as the Canadian operation, and I think it really has a lot more to do with, you know, planning your investments and, and your earnings mix than with any change in the tax rates.

Brad Smith:

Thank you.

Operator:

Thank you. Your last question comes in from John Hall, Prudential Securities. Please go ahead.

John Hall:

Yes, thank you very much. I was wondering if you would comment on whether the UL product that you are selling in the U.S. is a no lapse product and whether you’re re-insuring any of that as well?

Dominic D’Alessandro:

Yeah, it is primarily no lapse guarantee product and we re-insure about 80 percent of the mortality risk.

John Hall:

And could you also provide what the, ah, what you’re charging for the new riders on the variable annuity?

(Background conversation)

Dominic D’Alessandro:

The new riders on the variables. Annuity products?

John Hall:

Yes.

Dominic D’Alessandro:

Ah, I don’t have the numbers at hand. (Inaudible)

John Hall:

All right, and then I just wanted to, ah, in looking at the variable annuities sales in Japan, they have been growing nicely throughout the year but they came down a lot in the fourth quarter. I wondered if you had a comment on that?

Dominic D’Alessandro:

Well, they came down across the board and we were a little bit disappointed at the, ah, at that development. We’re not quite sure why, um, it happened that our sales sort of lost momentum. They’ve started to grow again towards the end of the year and, ah, the growth in January has been quite nice.

John Hall:

Okay, thank you.

Dominic D’Alessandro:

Operator, I think that, ah, it’s past three o’clock now so we’re... we’ll conclude and I would just like to thank everybody for joining us and to remind everyone I’ve got some summary comments here but, ah, they are along the lines that the company is extremely well positioned for it’s impending union with the John Hancock company. I think all of our core businesses are, um, operating at efficiency levels that are admirable. Our costs are under great control; our assets are very high quality and so we look forward to reporting to you of our successes in the periods ahead.

Thanks very much.

Operator:

Thank you very much. This does conclude today’s conference call. Please disconnect your lines and have a wonderful day.